Exhibit 99.91

WonderFi Announces 2022 Q1 Financial Results

Cash Reserves and Crypto Holdings Total $79.6 Million Post- February Financing

Vancouver, British Columbia--(Newsfile Corp. - February 11, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced its quarterly financial results for the period ended December 31, 2021.

Financial Highlights (in CAD):

•	Total assets as of December 31, 2021 were $46.9 million, including $28.8 million in cash and $11.3 million in crypto assets
•	Net Cash Used in Operating Activities (Total Cash Burn) of $2.9 million for the quarter ended December 31, 2021
•	Total loss and comprehensive loss of $5.7 million for the quarter ended December 31, 2021

Subsequent Financing

On February 4, 2022, WonderFi announced the closing of an upsized bought deal financing for gross proceeds of approximately $45 million. Post-financing the Company had cash, crypto holdings and other investments totaling $79.6 million including $64.3 million in cash and $14.5 million in crypto assets and other strategic investments, to enable continued execution of WonderFi business plan.

Access to Financial Statements and Management Discussion and Analysis

Complete financial statements along with related management discussion and analysis can be found in the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of issuers across Canada at www.SEDAR.com.

Exercise of Over-Allotment Option

The Company also announces today that the syndicate of underwriters led by Canaccord Genuity Corp. and including Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the "Underwriters") have partially exercised their over-allotment option (the "Over-Allotment Option") to acquire an additional 808,333 common share purchase warrants of the Company ("Warrants") at a price of $0.20 per Warrant for additional gross proceeds of $161,666,60.

The Over-Allotment Option was granted to the Underwriters in connection with the Company's previously announced "bought deal" public offering, which included the sale of 18,750,000 units ("Units") at a price of $2.40 per Unit for aggregate gross proceeds of $45 million, which closed on February 4, 2021 (the "Offering"). Each Unit was comprised of one common share in the capital of the Company ("Common Share") and one-half of one Warrant, with each whole Warrant exercisable into one Common Share at a price of $3.10 until February 4, 2024. Under the terms of the Offering, the Underwriters were granted the Over-Allotment Option, which was exercisable in whole or in part for a period of 30 days following the closing date of the Offering, to purchase up to an additional 2,812,500 Units at price of $2.40 per Unit, or a combination of Common Shares and Warrants at a price of $2.30 and $0.20, respectively, provided that the total number of Common Shares and Warrants did not exceed 2,812,500 and 1,406,250, respectively, for market stabilization purposes and to cover over-allotments.

The partial exercise of the Over-Allotment Option brings the total number of Common Shares and Warrants issued pursuant to the Offering to 18,750,000 and 10,183,333, respectively, for aggregate gross proceeds to $45,161,666.60.

The Units issued under the Offering (including the Warrants issued pursuant to the Over-Allotment Option) were offered by way of a short form prospectus dated January 31, 2022 in each of the provinces and territories of Canada, except Québec. Copies of the final short form prospectus and documents incorporated by reference therein are available electronically under the Company's issuer profile on SEDAR at www.sedar.com.

The securities referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. Persons" (as such term is defined in Regulation S under the U.S. Securities Act) absent such registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Not for distribution to U.S. news wire services or dissemination in the United States.

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https://www.newsfilecorp.com/release/113642